Exhibit 7

Computation of ratio of earnings to fixed charges

FRENCH GAAP	Year Ended December 31,

	PREDECESSOR					LEGRAND HOLDING SA

	1998	1999	2000	2001	2002	2003	2004

	(€ in millons)

Earnings	193	204	235	176	186	-126.9	-27.8
Minority interest	2	2	2	2	2	0.9	1.2
Provision for income taxes	99	104	106	56	51	-8	39
Income/loss from equity method investees	-7	-1	-4	-3	-3	-2.4	-2.6
Interest capitalized	0	0	-1	-2	-2	0	0
Fixed charges	107.2	101	155	189	161	296	246.2
Dividends from equity method investees	2	3	4	2	2	2.4	0.6

Adjusted “Earnings”	396.2	413	497	420	397	162	256.6

Fixed Charges:
Interest costs	80	74	122	148	121	259.6	245.3
Interest expense of equity investees						0	0
Discount expenses	24	25.8	28	38	36	0	0
Interest on rentals	3.2	4	4	4.1	4	1.2	0.9

Total fixed charges	107.2	103.8	154	190.1	161	260.8	246.2

Ratio of earnings to fixed charges	3.69	3.98	3.23	2.21	2.47	0.62	1.04

US GAAP	Year Ended December 31,

	PREDECESSOR					LEGRAND HOLDING SA

	1998	1999	2000	2001	2002	2003	2004

	(€ in millons)

Earnings	193	204	235	144	213	-160	15.8
Minority interest	2	2	2	2	2	0.9	1.2
Provision for income taxes	99	108.3	111.1	55.3	82	-21.9	40.5
Income/loss from equity method investees	-7	-1	-4	-3	-4	-2.4	-2.6
Interest capitalized	0	0	-1	-2	-2	0
Fixed charges	83.2	78	126	152	125	302.3	238.6
Dividends from equity method investees	2	3	4	2	2	2.4	0.6

Adjusted “Earnings”	372.2	394.3	473.1	350.3	418	121.3	294.1

Fixed Charges:
Interest costs	80	74	122	148	121	302.3	237.7
Interest on rentals	3.2	4	4	4.1	4	1.2	0.9

Total fixed charges	83.2	78	126	152.1	125	303.5	238.6

Ratio of earnings to fixed charges	4.47	5.06	3.75	2.37	3.34	0.4	1.23